Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011

Term sheet to
Product Supplement No. 4-I
Registration Statement No. 333-177923
Dated November 26, 2012; Rule 433

JPMorgan Chase & Co.

Structured Investments	**$** **Capped Buffered Return Enhanced Notes Linked to the SPDR® Gold Trust due December 26, 2013**

General

- The notes are designed for investors who seek a return of three times the appreciation of the SPDR® Gold Trust up to a maximum return that will not be less than 10.35% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Final Share Price is less than the Initial Share Price by more than 5%, be willing to lose up to 95% of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing December 26, 2013*
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about November 26, 2012 and are expected to settle on or about November 29, 2012.

Key Terms

Fund:	The SPDR® Gold Trust ("GLD") (the "Fund"),
Upside Leverage Factor:	3
Payment at Maturity:	If the Final Share Price is greater than the Initial Share Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return multiplied by 3, subject to the Maximum Return. Accordingly, if the Final Share Price is greater than the Initial Share Price, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 +[$1,000 x (Fund Return x 3)], subject to the Maximum Return If the Final Share Price is equal to or less than the Initial Share Price by up to 5%, you will receive the principal amount of your notes at maturity. If the Final Share Price is less than the Initial Share Price by more than 5%, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price by more than 5%, and your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 x (Fund Return+5%)] *If the Final Share Price is less than the* Initial Share Price *by more than 5%, you could lose up to $950 per $1,000 principal amount note.*
Maximum Return:	At least 10.35%. For example, assuming the Maximum Return is 10.35%, if the Fund Return is equal to or greater than 3.45%, you will receive the Maximum Return of 10.35%, which entitles you to a maximum payment at maturity of $1,103.50 per $1,000 principal amount note that you hold. The actual Maximum Return will be determined on the pricing date and will not be less than 10.35%. Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $1,103.50.
Buffer Amount:	5%
Fund Return:	Final Share Price – Initial Share Price ──────────────────────── Initial Share Price
Initial Share Price:	The closing price of one share of the Fund on the pricing date divided by the Share Adjustment Factor
Final Share Price:	The arithmetic average of the closing prices of the Fund on each of the five Ending Averaging Dates
Share Adjustment Factor	1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Additional Fund Provisions - A. Anti-Dilution Adjustments" in the accompanying product supplement no. 4-I for further information about these adjustments
Ending Averaging Dates*:	December 16, 2013, December 17, 2013, December 18, 2013, December 19, 2013 and December 20, 2013
Maturity Date*:	December 26, 2013
CUSIP:	48126DJH3

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component" in the accompanying product supplement no. 4-I.

Investing in the Capped Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-21 of the accompanying product supplement no. 4-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note			
Total			

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $6.00 per $1,000 principal amount note and may use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $2.50 per $1,000 principal amount note. These concessions include selling concessions of $1.00 per $1,000 principal amount note to be allowed to selling dealers and a referral fee of $1.50 per $1,000 principal amount note to be paid to an arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $6.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions and other amounts that may be allowed to other dealers, exceed $40.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

November 26, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no.4-I and "Risk Factors" in the accompanying underlying supplement no.1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
- Product supplement no. 4-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Fund Return by 3, up to the Maximum Return. The actual Maximum Return will be set on the pricing date and will not be less than 10.35%. Accordingly, the actual maximum payment at maturity will not be less than $1,103.50 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **LIMITED PROTECTION AGAINST LOSS** — We will pay you your principal back at maturity if the Final Share Price is not less than the Initial Share Price by more than 5%. If the Final Share Price is less than the Initial Share Price by more than 5%, for every 1% that the Final Share Price is less than the Initial Share Price by more than 5%, you will lose an amount equal to 1% of the principal amount of your notes.
- **DIVERSIFICATION OF THE SPDR· Gold Trust —** The SPDR· Gold Trust is an investment trust sponsored by World Gold Trust Services, LLC. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee, HSBC Bank USA, N.A. is the custodian and State Street Global Markets, LLC is the marketing agent for the SPDR· Gold Trust. The SPDR· Gold Trust holds gold bars. The investment objective of the SPDR· Gold Trust is to reflect the performance of the price of gold bullion, less the SPDR· Gold Trust's expenses. We refer to gold as the Underlying Commodity with respect to the SPDR· Gold Trust. The shares of the SPDR· Gold Trust trade on NYSE Arca, Inc. ("NYSE Arca") under the symbol "GLD." For additional information about the SPDR· Gold Trust, see "Fund Descriptions — The SPDR· Gold Trust" in the accompanying underlying supplement no. 1-I.
- **TAX TREATMENT —** You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.
  Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, subject to the possible application of the "constructive ownership" rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as "constructive ownership transactions" within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the "net underlying long-term capital gain" (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes' term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.
  The Internal Revenue Service (the "IRS") or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on

a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund or in any of the component securities of the Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 4-I dated November 14, 2011 and the "Risk Factors" section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Fund and will depend on whether, and the extent to which, the Fund Return is positive or negative. Your investment will be exposed to loss if the Final Share Price is less than the Initial Share Price by more than 5%. For every 1% that the Final Share Price is less than the Initial Share Price by more than 5%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose up to 95% of your initial investment at maturity.
- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Fund, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 10.35%.
- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
  Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview — CIO Synthetic Credit Portfolio Update," "Liquidity Risk Management — Credit Ratings," and "Item 4. Controls and Procedures" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 4-I for additional information about these risks.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **NO INTEREST OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or other rights that holders of shares of the Fund would have.
- **OWNING THE NOTES IS NOT THE SAME AS OWNING SHARES OF THE FUNDS OR GOLD DIRECTLY** — The return on your notes will not reflect the return you would realize if you actually purchased shares of the SPDR® Gold Trust, gold or other exchange-traded or over-the-counter instruments based on the price of gold. Additionally, the performance of the Fund may not fully replicate the performance of the price of gold due to the fees and expenses charged by the Fund.
- **THERE ARE RISKS ASSOCIATED WITH THE FUND —** Although shares of the Fund are listed for trading on NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market.
- **DIFFERENCE BETWEEN THE FUND AND THE UNDERLYING COMMODITY** — The performance of the Fund may not fully replicate the performance of the price of its Underlying Commodity due to the fees and expenses charged by the Fund or by restrictions on access to the Underlying Commodity due to other circumstances. The Fund does not generate any income and as the Fund regularly sells its Underlying Commodity to pay for ongoing expenses, the amount of the Underlying Commodity represented by each share gradually declines over time. The Fund sells its Underlying Commodity to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of the Underlying Commodity. The sale by the Fund of its Underlying Commodity to pay expenses at a time of low prices for the Underlying Commodity could adversely affect the value of the notes. Additionally, there is a risk that part or all of the Fund's holdings in the Underlying Commodity could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise. Finally, because the shares of the Fund are traded on NYSE Arca, and are subject to market supply and investor demand, the market value of one share of the Fund may

differ from the net asset value per share of the Fund.

- **THE POLICIES OF THE SPONSORS OF THE FUND COULD AFFECT THE VALUE OF THE NOTES** — The policies of the sponsors of the Fund concerning the calculation of the net asset value of the Fund, additions, deletions or substitutions of assets in the Fund and the manner in which changes affecting the Fund are reflected in the prices of the Fund could affect the price of the Fund and, therefore, the amount payable on your notes and their market value. The amount payable on your notes and their market value could also be affected if a sponsor changes these policies, for example, by changing the manner in which it calculates the net asset value of the Fund or if the sponsor discontinues or suspends calculation or publication of the net asset value, in which case it may become difficult to determine the value of your notes.
- **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT LINKED TO THE PRICES OF GOLD**— The value of the SPDR® Gold Trust is closely related to the price of gold. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. From time to time, above-ground inventories of gold may also influence the market. It is not possible to predict the aggregate effect of all or any combination of these factors. The price of gold has recently been, and may continue to be extremely volatile.
- **THERE ARE RISKS RELATING TO COMMODITIES TRADING ON THE LONDON BULLION MARKET ASSOCIATION** — The value of the SPDR® Gold Trust is closely related to the price of gold. The reference prices for gold are determined by fixing prices reported by the London Bullion Market Association ("LBMA"). The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals' market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official afternoon gold fixing levels in U.S. dollars per troy ounce which could adversely affect the value of the notes. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon gold fixing levels.
- **TERMINATION OF A COMMODITY FUND COULD ADVERSELY AFFECT THE VALUE OF THE NOTES** — If a Commodity Fund is required to terminate and liquidate, such termination and liquidation could occur at a time which is disadvantageous to you, such as when the price of the Underlying Commodity is lower than the price of the Underlying Commodity at the time when you purchased your securities.
- **SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY** — The payment at maturity is linked, in part, to the price of the shares of the SPDR® Gold Trust, which is linked exclusively to gold, and not to a diverse basket of commodities or a broad-based commodity index. The prices of gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to a Fund that tracks the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
- **THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED** — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the closing prices per share of the Fund on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

  - the actual and expected volatility of the Fund;
  - the time to maturity of the notes;
  - the market prices of the Underlying Commodity;
  - interest and yield rates in the market generally;
  - the occurrence of certain events affecting the Fund that may or may not require an adjustment to the Share Adjustment Factor;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?

The following table, graph and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total return or hypothetical payment at maturity set forth below assumes an Initial Share Price of $170.00 and a Maximum Return of 10.35%. **The actual Maximum Return will be determined on the pricing date and will not be less than 10.35%.** The hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples have been rounded for ease of analysis.

Final Share Price	Fund Return	Total Return	Payment at Maturity
$306.000	80.00%	10.35%	$1,103.50
$280.500	65.00%	10.35%	$1,103.50
$255.000	50.00%	10.35%	$1,103.50
$238.000	40.00%	10.35%	$1,103.50
$221.000	30.00%	10.35%	$1,103.50
$204.000	20.00%	10.35%	$1,103.50
$195.500	15.00%	10.35%	$1,103.50
$187.000	10.00%	10.35%	$1,103.50
$178.500	5.00%	10.35%	$1,103.50
$175.865	3.45%	10.35%	$1,103.50
$171.700	1.00%	3.00%	$1,030.00
$170.000	0.00%	0.00%	$1,000.00
$161.500	-5.00%	0.00%	$1,000.00
$153.000	-10.00%	-5.00%	$950.00
$136.000	-20.00%	-15.00%	$850.00
$119.000	-30.00%	-25.00%	$750.00
$102.000	-40.00%	-35.00%	$650.00
$85.000	-50.00%	-45.00%	$550.00
$68.000	-60.00%	-55.00%	$450.00
$51.000	-70.00%	-65.00%	$350.00
$34.000	-80.00%	-75.00%	$250.00
$17.000	-90.00%	-85.00%	$150.00
$0.000	-100.00%	-95.00%	$50.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Fund increases from the Initial Share Price of $170.00 to a Final Share Price of $171.70. Because the Final Share Price of $171.70 is greater than the Initial Share Price of $170.00 and the Fund Return of 1% multiplied by 3 does not exceed the hypothetical Maximum Return of 10.35%, the investor receives a payment at maturity of $1,030 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (1\% \times 3)] = \$1,030$$

Example 2: The closing price of one share of the Fund decreases from the Initial Share Price of $170.00 to a Final Share Price of $161.50. Although the Fund Return is negative, because the Final Share Price of $161.50 is less than the Initial Share Price of $170.00 by not more than the Buffer Amount of 5%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Fund increases from the Initial Share Price of $170.00 to a Final Share Price of $221.00. Because the Final Share Price of $221.00 is greater than the Initial Share Price of $170.00 and the Fund Return of 30% multiplied by 3 exceeds the hypothetical Maximum Return of 10.35%, the investor receives a payment at maturity of $1,103.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The closing price of one share of the Fund decreases from the Initial Share Price of $170.00 to a Final Share Price of $119.00. Because the Fund Return is negative and the Final Share Price of $119.00 is less than the Initial Share Price of $170.00 by more than the Buffer Amount of 5%, the investor receives a payment at maturity of $750 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 5\%)] = \$750$$

Example 5: The closing price of one share of the Fund decreases from the Initial Share Price of $170.00 to a Final Share Price of $0.00. Because the Fund Return is negative and the Final Share Price of $0.00 is less than the Initial Share Price of $170.00 by more than the Buffer Amount of 5%, the investor receives a payment at maturity of $50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 5\%)] = \$50$$

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical Fund closing prices per share of the Fund from January 5, 2007 through November 23, 2012. The closing price of one share of the Fund on November 23, 2012 was $169.63. We obtained the Fund closing prices below from Bloomberg Financial Markets, without independent verification.

The historical closing prices per share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price per share of the Fund on the pricing date or on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment in excess of $50 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.

